UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

trivago N.V.

(Name of Issuer)

Class A Shares, nominal value of €0.06 per share

(Title of Class of Securities)

89686D105 (for American Depositary Shares, each representing one Class A Share)

(CUSIP Number)

PAR Investment Partners, L.P.

200 Clarendon Street, 48th Floor

Boston, MA 02116

Attn: Steven M. Smith

(617) 526-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89686D105

1.	Names of Reporting Persons. PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,224,040
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,224,040
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,224,040
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 30.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The percent of class was calculated based on 55,967,976 Class A Shares issued and outstanding as of December 31, 2020, as disclosed in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 9, 2021.

CUSIP No. 89686D105

1.	Names of Reporting Persons. PAR Group II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,224,040
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,224,040
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,224,040
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89686D105

1.	Names of Reporting Persons. PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,224,040
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,224,040
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,224,040
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 30.8%
14.	Type of Reporting Person (See Instructions) CO

Introduction

This Amendment No. 6 to Schedule 13D amends Amendment No. 5 to Schedule D filed on February 26, 2021, which amended Amendment No. 4 to Schedule D filed on February 10, 2021, which amended, Amendment No. 3 to Schedule 13D filed on February 1, 2021, which amended Amendment No. 2 to Schedule 13D filed on January 29, 2021, which amended Amendment No. 1 to Schedule 13 filed on June 13, 2019, which amended the Statement on Schedule 13D filed on September 18, 2018 (the “Schedule 13D”), and is being filed by PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group II, L.P., a Delaware limited partnership (“PAR Group”), and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management” and, together with PAR Investment Partners and PAR Group, the “Reporting Persons”), and relates to the Class A Shares, nominal value of €0.06 per share (the “Class A Shares”) of trivago N.V. (the “Issuer”). The Class A Shares reported herein are represented by an equal number of American Depositary Shares (“ADSs”) that are held directly by PAR Investment Partners, L.P.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended on a supplementary basis as follows; all items or responses not described herein, or exhibits not filed herewith, remain as previously reported in, or filed with, the Schedule 13D, as amended.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As of March 25, 2021, PAR Investment Partners may be deemed to beneficially own 17,224,040 Class A Shares, representing approximately 30.8% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Class A Shares.

As of February 25, 2021, PAR Group, through its control of PAR Investment Partners as general partner, may be deemed to beneficially own 17,224,040 Class A Shares, representing approximately 30.8% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Class A Shares.

As of February 25, 2021, PAR Capital Management, through is control of PAR Group as general partner, may be deemed to beneficially own 17,224,040 Class A Shares, representing approximately 30.8% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Class A Shares.

The percentage of Class A Shares beneficially owned as set forth above is based on 55,967,976 Class A Shares issued and outstanding as of December 31, 2020, as disclosed in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 9, 2021.

(c) Other than as described in Item 4 of this report, and those described in the attached Annex I, there were no transactions by the Reporting Persons relating to the Class A Shares effected during the past sixty days.

Except as otherwise set forth in this report, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2021

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group II, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP II, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

Annex I

Information With Respect to Transactions of Class A Shares during the Past 60 Days

Date	Transaction	Shares	Price/Share ($)*
01/27/2021	Sell	3,857,050	$3.45
01/28/2021	Sell	219,568	$2.49
01/28/2021 (swap)	Sell	1,618,521	$2.48
01/29/2021 (swap)	Sell	1,351,348	$2.64
02/01/2021 (swap)	Sell	666,784	$2.32
02/02/2021 (swap)	Sell	81,797	$2.38
02/02/2021	Short Sale	350,000	$2.28
02/03/2021 (swap)	Sell	260,000	$2.50
02/05/2021 (swap)	Sell	163,763	$2.61
02/08/2021 (swap)	Sell	674,547	$2.70
02/09/2021 (swap)	Sell	136,690	$2.62
02/09/2021	Short Sale	267,164	$2.61
02/10/2021	Short Sale	128,014	$2.71
02/12/2021	Sell	100,000	$3.36
02/16/2021	Short Sale	237,433	$4.07
02/16/2021 (call option)	Short Sale	10,000	$0.55
02/17/2021 (call option)	Short Sale	1,000	$1.43
02/25/2021 (call option)	Short Sale	1,000	$1.70
03/05/2021	Buy	170,862	$3.43
03/15/2021	Short Sale	400	$5.53
03/15/2021 (call option)	Cover Short	4	$0.54
03/17/2021	Short Sale	100	$5.53
03/17/2021 (call option)	Cover Short	1	$0.54
03/19/2021	Short Sale	2,900	$5.53
03/19/2021 (call option)	Cover Short	29	$0.54
03/23/2021 (put option)	Short Sale	1,190	$1.28
03/24/2021 (put option)	Short Sale	2,361	$1.28
03/25/2021 (put option)	Short Sale	1,471	$1.38

*	Average price of various transactions.